Exhibit 99.1

Ardmore Shipping Announces Successful Refinancing

Refinancing extends debt maturities, lowers interest rates, and strengthens financial flexibility

HAMILTON, Bermuda, Jan. 14, 2016 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") announced that it has completed a refinancing of substantially all of its outstanding debt. This refinancing strengthens the Company's financial flexibility by extending debt maturities to 2022 and smoothing out its repayment profile, providing additional borrowing capacity to support accretive growth, and lowering the Company's cost of debt.

Ardmore has received total senior secured term loan commitments of $364 million across two facilities. The first facility consists of $213 million of funded debt from ABN AMRO and DVB Bank, including an incremental commitment of $20 million to fund future acquisitions. The second facility consists of $151 million of funded debt from Nordea Bank and Skandinaviska Enskilda Banken ("SEB"). The covenants and other conditions of both facilities are consistent with those of the Company's prior credit facilities, and both contain accordion options whereby the facilities' amounts can, subject to lender's consent, be increased to finance the acquisition of additional vessels by Ardmore. The refinancing will reduce Ardmore's interest expense by approximately $2 million in 2016 and improve the Company's surplus cash flow by approximately $6 million over the same period.

Anthony Gurnee, Ardmore's Chief Executive Officer, commented, "This opportunistic refinancing on attractive terms reflects the Company's strong banking relationships and improving financial profile, as well as the successful completion of a newbuilding program that has more than doubled the size of our fleet since our IPO with the addition of new, state-of-the-art, Eco-design vessels. Furthermore, Ardmore is well positioned to capitalize on future growth opportunities with the additional lending capacity built into these facilities. We appreciate the continued support of ABN Amro, DVB Bank, Nordea Bank, and SEB.

Meanwhile, we continue to be bullish on the outlook for the product tanker market, which is benefiting from the on-going impact of the new oil market and strong underlying fundamentals that are driving an increasing disparity between tonne mile demand growth and a declining MR orderbook. While the company experienced strong rates in the third quarter, rates in the fourth quarter of 2015 were more comparable to rates in the fourth quarter of 2014. A strong winter market re-established itself in the latter part of the fourth quarter and has persisted into 2016, with global spot market rates for MRs thus far in January averaging $20,000 per day on a time charter equivalent basis."

Mr. Gurnee concluded, "With our substantial year-on-year increase in revenue days for 2016, a strong charter rate environment for our high-quality MR tanker fleet, and an improved cost of capital as a result of this successful refinancing, Ardmore is well positioned to continue generating strong returns and creating substantial value for shareholders."

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of mid-size product and chemical tankers ranging from 17,500 to 50,300 deadweight tonnes. The Company provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore's core strategy is to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships, maintain its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and enjoys close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com